Exhibit 3.9

CERTIFICATE OF AMENDMENT

TO THE

RESTATED

CERTIFICATE OF INCORPORATION

OF

CORAUTUS GENETICS INC.

Corautus Genetics Inc., a corporation organized under and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

FIRST: The name of the Corporation is Corautus Genetics Inc. The Corporation was originally incorporated under the name “Urogen Corp.” The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 30, 1995. A Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 21, 1995. Certificates of Amendment to the Restated Certificate of Incorporation were filed with the Secretary of State of the State of Delaware on March 22, 2000, October 1, 2001, February 5, 2003, March 10, 2003 and June 5, 2007.

SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware (the “General Corporation Law’”) adopted resolutions to amend and restate Article I of the Restated Certificate of Incorporation of the Corporation to read in its entirety as follows:

“The name of the corporation (which is hereinafter referred to as the “Corporation”) is VIA Pharmaceuticals, Inc.”

THIRD: This Certificate of Amendment to the Restated Certificate of Incorporation was submitted to the stockholders of the Corporation and was duly approved by the required vote of stockholders of the Corporation in accordance with Section 242 of the General Corporation Law.

IN WITNESS WHEREOF, said Certificate of Amendment has been duly executed by its authorized officer on this 5th day of June 2007.

CORAUTUS GENETICS INC.

By	/s/ Lawrence K. Cohen
Lawrence K. Cohen
President & Chief Executive Officer